EXHIBIT C



                            RICHARD E. BRODSKY, P.A.
                         25 SE Second Avenue, Suite 919
                              Miami, Florida 33131

                                December 5, 2000



Mr. William R. Dunavant
2461 Provence Circle
Weston, Florida 33327

Re:      High Speed Net Solutions, Inc. ("HSNS")

Dear Roger:

     This letter sets forth our agreement with respect to my compensation for my efforts in connection with the resolution of your dispute with HSNS with respect to your shares of common stock of HSNS ("Shares"). This letter supercedes all prior agreements between us and may not be modified without a subsequent written agreement signed by us both.

(11) You will direct Salomon Smith Barney, Inc., in New York, New York, to place 150,000 of your Shares (as set forth in Paragraph 2 below) into a new account ("New Account") in your name. You will also sign a
          Salomon Smith Barney document granting Richard E. Brodsky ("Mr. Brodsky") written discretionary authority over the New Account. That account shall contain only Shares, and you shall not margin any securities in any account you maintain at Salomon Smith Barney or its successor while you hold any Shares at Salmon Smith Barney or its successor. You shall promptly notify Salomon Smith Barney, Inc. in writing of the existence of this letter agreement, and of your instructions that your Shares are being held subject to the restrictions contained herein.

(12) Of the 150,000 Shares, 50,000 Shares (the "August 13, 1999 Shares") will be from the 350,000 Shares that you obtained from HSNS on or about August 13, 1999, and the other 100,000 will be from the other 1,650,000 Shares (the "Other Shares") held by you under your settlement with HSNS

(13) Pursuant to the grant of written discretionary authority to Mr. Brodsky, Mr. Brodsky will have the right to direct the disposition of the 50,000 August 13, 1999 Shares, in accordance with law, including under Rule 144, as applicable, or under an effective registration statement governing those shares.

(14) Pursuant to the grant of written discretionary authority to Mr. Brodsky, Mr. Brodsky will have the right to dispose of the 100,000 Other Shares as follows:

(15) As and to the extent your Other Shares become eligible for resale by you, either under SEC Rule 144 or through an effective registration statement, Mr. Brodsky will have the right to direct the disposition of such shares in the following proportion: for every 100 of Other Shares that become eligible for resale by you, 6.06 of the 100,000 Other Shares in the New Account up to an aggregate of 100,000 Shares.

(16) In addition to the 150,000 Shares discussed above, you will deposit the first 50,000 Shares you receive from HSNS, denominated "Monthly Shares", under Paragraph II.B of the October 26, 2000 Second Amended and Restated Settlement Agreement between you and HSNS, into the New Account. Your obligation under this Paragraph 5 is understood to be dependent on your receiving such shares from HSNS. Pursuant to the grant of written discretionary authority to Mr. Brodsky, Mr. Brodsky will have the right to direct the disposition of the 50,000 August 13, 1999 Shares, in accordance with law, including under Rule 144, as applicable, or under an effective registration statement governing those shares.

(17) Notwithstanding that you will also have authority over the New Account, by this Agreement you agree not to exercise that authority in any manner that would be inconsistent with the rights of Mr. Brodsky under this agreement. Your giving Mr. Brodsky the right to direct the disposition of any Shares under this agreement means that no such Shares will be sold, and no orders given to sell, except as I expressly direct in writing to Salomon Smith Barney, Inc. or its successor, and that I will be entitled to the simultaneous deposit into my account at Salomon Smith Barney, Inc. of an amount of cash equal to the net proceeds from any such sales, after taxes (calculated at your estimated marginal tax rate for the year in which the sale occurs) and commissions.

     This letter agreement is binding on you, Lucille H. Dunavant and your respective heirs, successors and assigns.

     If this agreement reflects our understanding, please signify by signing this letter and returning the original letter to me.

                                                     Sincerely yours,

                                                     /s/
                                                     _______________________
                                                     Richard E. Brodsky, P.A.




Agreed to the above date:

/s/
_______________________
William R. Dunavant